Exhibit 21.1

List of Subsidiaries

(1)	Springfield Coach Industries Corporation, Inc. (a Missouri corporation). Springfield Coach Industries Corporation, Inc. owns a 51% interest in American-Springfield, LLC, a Florida Corporation.

(2)	Commercial Transportation Manufacturing Corporation (a New York corporation).

(3)	Coach Financial Services, Inc. (a Florida corporation).

(4)	Corporate Development Services, Inc. (a New York corporation), and its wholly owned subsidiaries:

(a) Subcontracting Concepts, Inc. (a New York corporation).

(b) Subcontracting Concepts, Inc. (a Connecticut corporation).

(c) SCI Two-Wheel, Inc. (a Georgia corporation).

(5)	FleetPlan, L.L.C (a Delaware limited liability company), and its wholly owned subsidiaries:

(a) FleetPlan LT (a Delaware statutory Trust)

(b) FleetPlan OT (a Delaware statutory Trust)

(6)	FleetPlan Daily Rental, Inc. (a Florida Corporation), and its wholly owned subsidiaries.